# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Firefly Neuroscience, Inc., CIK 0000803578
CUSIP: 317970101
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1100 MILITARY ROAD, KENMORE, New York (NY), 14217
Date of event which requires filing of this statement: 10/21/2025
Amends the filing with accession number 0001104659-24-090874
Filed by CIK 0002034160
Persons authorized to receive notices and communications: Jordan Kupinsky, 22 St. Clair Avenue East, Suite 202, Toronto, Ontario Canada (A6), M4T 2S3, (416) 515-2318

## Reporting persons
- WPC Management Services Inc. (CIK 0002034112): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,236,773; sole dispositive power 0; shared dispositive power 1,236,773; aggregate amount beneficially owned 1,236,773 (9.2% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 1,236,773 shares of common stock ("Common Shares") of Firefly Neurosciences, Inc. (the "Issuer") held by Windsor Private Capital LP. In reference to Row 13 above, percentage ownership is based on 13,448,848 Common Shares of the Issuer outstanding as of September 4, 2025.
- WPC GP I Inc. (CIK 0002034166): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,236,773; sole dispositive power 0; shared dispositive power 1,236,773; aggregate amount beneficially owned 1,236,773 (9.2% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 1,236,773 Common Shares of the Issuer held by Windsor Private Capital LP.
  In reference to Row 13 above, percentage ownership is based on 13,448,848 Common Shares of the Issuer outstanding as of September 4, 2025.
- Windsor Private Capital LP (CIK 0002034160): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,236,773; sole dispositive power 0; shared dispositive power 1,236,773; aggregate amount beneficially owned 1,236,773 (9.2% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 1,236,773 Common Shares of the Issuer.
  In reference to Row 13 above, percentage ownership is based on 13,448,848 Common Shares of the Issuer outstanding as of September 4, 2025.
- Jordan Kupinsky (CIK 0001544321): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,305,533; sole dispositive power 0; shared dispositive power 1,305,533; aggregate amount beneficially owned 1,305,533 (9.7% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 1,236,773 Common Shares of the Issuer held by Windsor Private Capital LP, and 68,760 Common Shares held by HJRK Holdings Inc.
  In reference to Row 13 above, percentage ownership is based on 13,448,848 Common Shares of the Issuer outstanding as of September 4, 2025.
- HJRK Holdings Inc. (CIK 0002034082): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 68,760; sole dispositive power 0; shared dispositive power 68,760; aggregate amount beneficially owned 68,760 (0.5% of the class)
  Comment: In reference to Row 13 above, percentage ownership is based on 13,448,848 Common Shares of the Issuer outstanding as of September 4, 2025.
- Rocco Marcello (CIK 0002034039): type of reporting person: individual (IN); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,236,773; sole dispositive power 0; shared dispositive power 1,236,773; aggregate amount beneficially owned 1,236,773 (9.2% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 1,236,773 Common Shares of the Issuer held by Windsor Private Capital LP.
  In reference to Row 13 above, percentage ownership is based on 13,448,848 Common Shares of the Issuer outstanding as of September 4, 2025.
- John Cundari (CIK 0002034031): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,236,773; sole dispositive power 0; shared dispositive power 1,236,773; aggregate amount beneficially owned 1,236,773 (9.2% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 1,236,773 Common Shares of the Issuer held by Windsor Private Capital LP.
  In reference to Row 13 above, percentage ownership is based on 13,448,848 Common Shares of the Issuer outstanding as of September 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Firefly Neuroscience, Inc.
Address of issuer's principal executive offices: 1100 MILITARY ROAD, KENMORE, New York (NY), 14217
Comment:
This Amendment No. 2 (this "Amendment No. 2") to Schedule 13D amends and supplements the Schedule 13D originally filed on August 19, 2024, as amended by Amendment No. 1 thereto filed on October 15, 2025 (the "Schedule 13D"). As used in this Amendment No. 2, the term "Reporting Persons" collectively refers to:

WPC Management Services Inc., a corporation formed under the laws of Ontario, Canada ("WPC Management");
WPC GP I Inc., a corporation formed under the laws of Ontario, Canada ("WPC");
Windsor Private Capital LP, a limited partnership formed under the laws of Ontario, Canada ("Windsor");
Jordan Kupinsky, a Canadian citizen ("Mr. Kupinsky"), Managing Partner of Windsor;
HJRK Holdings Inc., a corporation formed under the laws of Ontario, Canada ("HJRK");
Rocco Marcello, a Canadian citizen ("Mr. Marcello"), Founder, Chairman and Executive Officer of Windsor; and
John Cundari, a Canadian citizen ("Mr. Cundari"), President of Windsor.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 is hereby incorporated by reference into Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
As further described in Item 5(c) below, the Reporting Persons sold an aggregate of 215,928 Common Shares between October 16, 2025 and October 22, 2025.

As a result of the transactions described herein, the aggregate percentage of Common Shares that the Reporting Persons may be deemed to beneficially own decreased, as disclosed on the cover pages of this Amendment No. 2.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information relating to the beneficial ownership of the Common Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 13,448,848 Common Shares outstanding as of September 4, 2025, as reported in the Issuer's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on October 3, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a).
Transactions in the class effected during the past sixty days:
The Reporting Persons effected the following transactions in the open market in the Common Shares on the dates indicated, and such transactions are the only transactions in the Common Shares by the Reporting Persons in the sixty days preceding the filing of this Amendment No. 2, or since the most recent filing of Schedule 13D by the Reporting Persons, whichever is less.

Windsor sold 40,139 Common Shares on October 16, 2025 at a price of $2.6522 per Common Share.
Windsor sold 45,036 Common Shares on October 17, 2025 at a price of $2.5462 per Common Share.
Windsor sold 33,500 Common Shares on October 20, 2025 at a price of $2.4570 per Common Share.
Windsor sold 19,222 Common Shares on October 21, 2025 at a price of $2.4004 per Common Share.
Windsor sold 78,031 Common Shares on October 22, 2025 at a price of $2.0728 per Common Share.

## Signatures
- WPC Management Services Inc.: /s/ John Cundari, John Cundari, Partner (10/23/2025)
- WPC GP I Inc.: /s/ John Cundari, John Cundari, Partner (10/23/2025)
- Windsor Private Capital LP: /s/ John Cundari, John Cundari, Partner, WPC GP I Inc., as general partner of Windsor Private Capital LP (10/23/2025)
- Jordan Kupinsky: /s/ JORDAN KUPINSKY, JORDAN KUPINSKY (10/23/2025)
- HJRK Holdings Inc.: /s/ Jordan Kupinsky, Jordan Kupinsky, President and Director (10/23/2025)
- Rocco Marcello: /s/ ROCCO MARCELLO, ROCCO MARCELLO (10/23/2025)
- John Cundari: /s/ JOHN CUNDARI, JOHN CUNDARI (10/23/2025)